UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

Gehl Company

(Name of Subject Company)

Gehl Company

(Names of Person(s) Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule 14D-9 (the “Schedule 14D-9”). This Amendment No. 3 and the Schedule 14D-9 relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions disclosed in the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO (the “Schedule TO”) and as set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 3 is being filed by the Company to amend and supplement Item 8 of the Schedule 14D-9. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 is amended and supplemented by inserting the following text immediately before the paragraph entitled “Dissenters’ Rights” under the heading “Wisconsin Business Corporation Law”:

“On September 22, 2008, Parent and Purchaser received written notification that the Staff of the Wisconsin Division of Securities (the “Division”) will not be recommending to the Division’s Administrator that an order be issued in accordance with Section (1)(e) of the Wisconsin Going Private Rule to disallow the Offer and the Merger. The Division’s Staff indicated it was basing its decision on the following factors: (a) the Offer Price exceeds the per Share valuation contained in two separate appraisals with accompanying analyses prepared by the independent valuation firms Duff & Phelps, LLC and Emory & Co., LLC, who determined that the fair value per Share was $17.65 and $19.79, respectively; (b) the opinion from the investment banking and valuation firm Robert W. Baird & Co., who determined on the basis of various analyses that the Offer Price for public/unaffiliated shareholders was fair from a financial point of view; (c) the terms of the Merger Agreement enable the Company Board to, prior to the Purchase Time, respond, provide information and enter into discussions with any entity/person making a bona fide Acquisition Proposal if the Company Board in good faith believes such Acquisition Proposal is, or would lead to, a Superior Proposal; (d) the Offer to Purchase disclosure materials prepared under the Exchange Act, including Rule 13e-3, distributed to the Company’s shareholders provide the disclosure required under Section (1)(b) of the Wisconsin Going Private Rule; and (e) the withdrawal and related rights under the Offer comply with Section (1)(c) of the Wisconsin Going Private Rule.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2008

GEHL COMPANY

By:	/s/ Michael J. Mulcahy
Michael J. Mulcahy Vice President, Secretary and General Counsel

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